Exhibit 99.7

Annex 2

CERTIFICATE OF UNITS ALLOCATED under the Performance-Based Share Plan of FERROVIAL, S.E. for [Executive Directors and Senior Management / Executives]; [2020-2022 / 2023-2025], subject to the General Conditions of [Date], and to the Specific Conditions of [Date].

The capitalized terms used in this CERTIFICATE OF UNITS ALLOCATED and not defined in it shall have the meaning granted by the General Conditions of the PERFORMANCE-BASED SHARE PLAN OF “FERROVIAL, S.E.” for [Executive Directors and Senior Management / Executives][2020-2022 / 2023-2025], dated [Date], to which Annex 2 is attached as an integral part of these.

Holder:

Unit Allocation Date for the purposes of calculating the terms and conditions set out in the general terms and conditions of the plan:

Number of UNITS:

This CERTIFICATE is issued on:

In [Location of signing], on [Date].

[Name]	[Name]
PARTICIPANT	[Title]
“FERROVIAL, S.E.”

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